United States securities and exchange commission logo





                          January 19, 2021

       Peter R. Wall
       Senior Vice President, Controller and Chief Accounting Officer SEMPRA ENERGY
       488 8th Avenue
       San Diego, California 92101

                                                        Re: SEMPRA ENERGY
                                                            Registration
Statement on Form S-4
                                                            Filed January 12,
2021
                                                            File No. 333-252030

       Dear Mr. Wall:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Dougherty at (202) 551-3271 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Era Anagnosti